Exhibit 99.1

Mimecast Announces First Quarter 2018 Financial Results

•	Total revenue of $58.2 million grew 40% yoy on a GAAP basis and 43% in constant currency
•	Added 900 new customers. Total customers 27,300 globally
•	Revenue retention rate of 111%
•	Gross profit percentage of 74%
•	GAAP EPS of $(0.03) per basic and diluted share, Non-GAAP EPS of $0.01 per basic and diluted share

Watertown, MA – August 7, 2017 (GLOBE NEWSWIRE) Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced financial results for the first quarter ended June 30, 2017.

“Notable in our first quarter was the evolving threat landscape.  We responded with Sync and Recover, a service to enable fast recovery in the event omnipresent attackers are successful in penetrating an organization.” stated Peter Bauer, CEO of Mimecast.

Mimecast’s CFO Peter Campbell noted, “Continued strong retention and upsell as well as sales to new customers have helped us deliver another strong quarter. We are pleased with our performance to date as we drive both top and bottom line growth.”

First Quarter 2018 Financial Highlights

•

Revenue: GAAP revenue for the first quarter of 2018 was $58.2 million, an increase of 40% compared to $41.5 million of GAAP revenue in the first quarter of 2017. Revenue on a constant currency basis increased 43% compared to the first quarter of 2017.

•	Customers: Added 900 net new customers in the first quarter of 2018. We now serve over 27,300 organizations globally.
•	Revenue Retention Rate: Revenue retention rate was 111% in the first quarter of 2018, up from 110% in the first quarter of 2017.
•	Gross Profit Percentage: Gross profit percentage was 74% in the first quarter of 2018, up from 73% in the first quarter of 2017.
•	GAAP Net Loss: GAAP net loss was $1.9 million, or $(0.03) per basic and diluted share, based on 56.3 million weighted-average shares outstanding.
•	Adjusted EBITDA: Adjusted EBITDA was $5.1 million, representing an Adjusted EBITDA margin of 9% up from 4.5% in the first quarter of 2017.
•	Non-GAAP Net Income: Non-GAAP net income was $0.4 million, or $0.01 per share, based on 60.6 million diluted shares outstanding.
•	Free Cash Flow and Cash: Mimecast generated $3.9 million of free cash flow in the first quarter of 2018. Cash and investments as of June 30, 2017 were $119.2 million.

Reconciliations of the non-GAAP financial measures provided in this press release to their most directly comparable GAAP financial measures are provided in the financial tables included at the end of this press release. An explanation of these measures and how they are calculated is also included below under the heading “Non-GAAP Financial Measures.”

First Quarter 2018 Business Highlights

•

Introduced Sync & Recover for Exchange and Office 365, an add-on to our archiving service that lets customers simplify the recovery of mail server data in the event of loss or corruption. Sync & Recover offers streamlined point-and-click recovery of email, personal folders, calendars and contacts.

•	Sales of Targeted Threat Protection increased during the first quarter. More than 11,500 customers now use the service, representing 42% of our customers.
•

A total of 24% of customers used Mimecast in conjunction with Microsoft® Office 365™ during the first quarter compared to 21% in the fourth quarter of 2017. More than 6,500 customers of all sizes have selected Mimecast to enhance their security, archive their data, and to provide uptime assurance for their Office 365 investments.

•

CRN Intelligence (a division of CRN UK at Incisive Media) ranked Mimecast first in “Overall Service in Security” in their 2017 Vendor Report. The report consisted of two hundred respondents from UK-based VARs, solutions integrators, MSPs, hosting/ cloud specialists and distributors

•

Mimecast North America partnered with Insight (NASDAQ: NSIT) to go-to-market with Mimecast’s security, archiving and continuity cloud services. The partnership provides comprehensive email management in one fully-integrated service.

Business Outlook

Mimecast is providing guidance for the second quarter and fiscal year 2018.

Second Quarter 2018 Guidance:

For the Second quarter of 2018, constant currency revenue growth is expected to be in the range of 33% to 34% and revenue is expected to be in the range of $59.7 million to $60.3 million. Our guidance is based on exchange rates as of July 31, 2017 and includes an estimated positive impact of $0.7 million resulting from the weakening of the U.S. dollar compared to the prior year.  Adjusted EBITDA for the second quarter is expected to be in the range of $5.0 million to $6.0 million.

Full Year 2018 Guidance:

For the full year 2018, revenue is expected to be the range of $246.8 million to $252.1 million or 30% to 33% revenue growth in constant currency.  Foreign exchange rate fluctuations are positively impacting this guidance by an estimated $3.0 million. Adjusted EBITDA is expected to be in the range of $20.1 million to $22.1 million.

GAAP net (loss) income is the most comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA differs from GAAP net (loss) income in that it excludes depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange (expense) income. Mimecast is unable to predict with reasonable certainty the ultimate outcome of these exclusions without unreasonable effort. Therefore, Mimecast has not provided guidance for GAAP net (loss) income or a reconciliation of forward-looking Adjusted EBITDA guidance to GAAP net (loss) income.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 4:30 pm EDT (UTC-04:00) on August 7, 2017.  To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID# 54306993.  The call will also be webcast live on the investor relations section of the Company’s website http://investors.mimecast.com.  An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode ID# 54306993.  In addition, an archive of the webcast will be available on the investor relations section of the company’s website http://investors.mimecast.com.

About Mimecast Limited

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 27,300 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Mimecast and the Mimecast logo are registered trademarks of Mimecast. All other third party marks and logos contained in this press release are the property of their respective owners.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, the statements relating to the future success of new products, including Sync & Recover, and Mimecast’s future financial performance on both a GAAP and non-GAAP basis under the heading “Business Outlook” above, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-

looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors detailed in Mimecast’s filings with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, Mimecast’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. Mimecast is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for the second quarter and full year 2018, expected revenue from entities reporting in foreign currencies will be translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net (loss) income, adjusted to exclude: depreciation and amortization, share-based compensation expense, interest income and interest expense, the provision for income taxes and foreign exchange (expense) income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income. We define non-GAAP net income as net (loss) income less share-based compensation expense and the related income tax effects of excluding share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense and related income tax effects so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income versus net (loss) income calculated in accordance with GAAP. For example, as noted above, non-GAAP net income excludes share-based compensation expense and related income tax effects. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income and evaluating non-GAAP net income together with net (loss) income calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the liquidity and capital resources discussion included in our annual and quarterly reports filed with the Securities and Exchange Commission.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended June 30,
	2017	2016
Revenue	$58,158	$41,460
Cost of revenue	15,252	11,339
Gross profit	42,906	30,121
Operating expenses
Research and development	7,921	5,149
Sales and marketing	27,559	21,463
General and administrative	8,537	6,456
Total operating expenses	44,017	33,068
Loss from operations	(1,111)	(2,947)
Other income (expense)
Interest income	239	67
Interest expense	(31)	(107)
Foreign exchange (expense) income	(540)	4,096
Total other income (expense), net	(332)	4,056
(Loss) income before income taxes	(1,443)	1,109
Provision for income taxes	457	865
Net (loss) income	$(1,900)	$244

Net (loss) income per ordinary share:
Basic	$(0.03)	$0.00
Diluted	$(0.03)	$0.00
Weighted-average number of ordinary shares outstanding:
Basic	56,292	54,287
Diluted	56,292	57,655

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	As of June 30,	As of March 31,
	2017	2017
Assets
Current assets
Cash and cash equivalents	$58,989	$51,319
Short-term investments	53,223	60,347
Accounts receivable, net	40,834	44,358
Prepaid expenses and other current assets	12,064	10,054
Total current assets	165,110	166,078

Long-term investments	7,013	—
Property and equipment, net	49,756	32,009
Intangible assets, net	3,290	1,590
Goodwill	5,373	5,363
Other assets	844	312
Total assets	$231,386	$205,352

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$6,626	$3,558
Accrued expenses and other current liabilities	21,969	20,713
Deferred revenue	86,642	84,159
Current portion of capital lease obligations	970	233
Current portion of long-term debt	1,260	1,725
Total current liabilities	117,467	110,388

Deferred revenue, net of current portion	13,094	11,189
Long-term capital lease obligations	2,640	245
Construction financing lease obligation	9,433	—
Other non-current liabilities	2,204	1,538
Total liabilities	144,838	123,360

Commitments and contingencies

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 56,797,767 and 55,901,996 shares issued and outstanding at June 30, 2017 and March 31, 2017, respectively	682	671
Additional paid-in capital	189,947	183,752
Accumulated deficit	(96,021)	(94,017)
Accumulated other comprehensive loss	(8,060)	(8,414)
Total shareholders' equity	86,548	81,992
Total liabilities and shareholders' equity	$231,386	$205,352

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended June 30,
	2017	2016
Operating activities
Net (loss) income	$(1,900)	$244
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	3,609	2,764
Share-based compensation expense	2,646	2,043
Provision for doubtful accounts	30	20
Loss on disposal of fixed assets	—	2
Other non-cash items	84	25
Excess tax benefits related to exercise of share options	—	(466)
Unrealized currency loss (gain) on foreign denominated transactions	383	(3,817)
Changes in assets and liabilities:
Accounts receivable	4,399	2,128
Prepaid expenses and other current assets	436	1,496
Other assets	(6)	—
Accounts payable	1,276	1,993
Deferred revenue	2,244	2,450
Accrued expenses and other liabilities	(1,563)	425
Net cash provided by operating activities	11,638	9,307
Investing activities
Purchases of investments	(15,531)	—
Maturities of investments	15,500	—
Purchases of property, equipment and capitalized software	(7,730)	(5,586)
Net cash used in investing activities	(7,761)	(5,586)
Financing activities
Proceeds from exercises of share options	3,445	1,014
Excess tax benefits related to exercise of share options	—	466
Payments on debt	(533)	(1,293)
Net cash provided by financing activities	2,912	187
Effect of foreign exchange rates on cash	881	(1,390)
Net increase in cash and cash equivalents	7,670	2,518

Cash and cash equivalents at beginning of period	51,319	106,140
Cash and cash equivalents at end of period	$58,989	$108,658

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended June 30,
	2017	2016
	(dollars in thousands)
Gross profit percentage	74%	73%
Revenue constant currency growth rate (1)	43%	32%
Revenue retention rate (2)	111%	110%
Total customers (3)	27,300	19,900
Adjusted EBITDA (1)	$5,144	$1,860

(1)

Adjusted EBITDA and revenue constant currency growth rates are non-GAAP measures. For a reconciliation of Adjusted EBITDA and revenue constant currency growth rates to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

(2)

We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(3)

Reflects the customer count on the last day of the period rounded to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of revenue growth rate, as reported to revenue constant currency growth rate:

	Three months ended June 30,
	2017	2016
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$58,158	$41,460
Revenue year-over-year growth rate, as reported	40%	24%
Estimated impact of foreign currency fluctuations	3%	8%
Revenue constant currency growth rate	43%	32%

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA:

	Three months ended June 30,
	2017	2016
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net (loss) income	$(1,900)	$244
Depreciation and amortization	3,609	2,764
Interest (income) expense, net	(208)	40
Provision for income taxes	457	865
Share-based compensation expense	2,646	2,043
Foreign exchange expense (income)	540	(4,096)
Adjusted EBITDA	$5,144	$1,860

The following table presents a reconciliation of Net (loss) income to Non-GAAP net income (in thousands, except per share amounts):

	Three months ended June 30,
	2017	2016
Reconciliation of Non-GAAP Net Income:
Net (loss) income	$(1,900)	$244
Share-based compensation expense	2,646	2,043
Provision for income taxes	334	22
Non-GAAP net income	$412	$2,265
Non-GAAP net income per ordinary share - basic	$0.01	$0.04
Non-GAAP net income per ordinary share - diluted	$0.01	$0.04
Weighted-average number of ordinary shares used in computing Non-GAAP net income per ordinary share:
Basic	56,292	54,287
Diluted	60,563	57,655

 The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow (in thousands):

	Three months ended June 30,
	2017	2016
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$11,638	$9,307
Purchases of property, equipment and capitalized software	(7,730)	(5,586)
Free Cash Flow	$3,908	$3,721

Share-based compensation expense for the three months ended June 30, 2017 and 2016 (in thousands):

	Three months ended June 30,
	2017	2016
Cost of revenue	$206	$170
Research and development	682	372
Sales and marketing	948	973
General and administrative	810	528
Total share-based compensation expense	$2,646	$2,043

Revenue Constant Currency Growth Rate reconciliation (dollars in millions):

	Three months ended June 30,
	2017	2016	% Change
Total revenue as reported	$58.2	$41.5	40%
Estimated impact of foreign currency fluctuations			3%
Total revenue constant currency growth rate			43%

Exchange rate for period
USD	1.000	1.000
ZAR	0.076	0.067
GBP	1.280	1.434
AUD	0.755	0.746

Mimecast Social Media Resources

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-	Twitter: @Mimecast
-	Blog: Challenging Complexity

Press Contact

Alison Raymond Walsh
Press@Mimecast.com
617-393-7126

Investor Contact

Robert Sanders

Investors@Mimecast.com

617-393-7074